Exhibit 99.1

Tesla Makes Offer to Acquire SolarCity

Tesla’s mission has always been tied to sustainability. We seek to accelerate the world’s transition to sustainable transportation by offering increasingly affordable electric vehicles. And in March 2015, we launched Tesla Energy, which through the Powerwall and Powerpack allow homeowners, business owners and utilities to benefit from renewable energy storage.

It’s now time to complete the picture. Tesla customers can drive clean cars and they can use our battery packs to help consume energy more efficiently, but they still need access to the most sustainable energy source that’s available: the sun.

The SolarCity team has built its company into the clear solar industry leader in the residential, commercial and industrial markets, with significant scale and growing customer penetration. They have made it easy for customers to switch to clean energy while still providing the best customer experience. We’ve seen this all firsthand through our partnership with SolarCity on a variety of use cases, including those where SolarCity uses Tesla battery packs as part of its solar projects.

So, we’re excited to announce that Tesla today has made an offer to acquire SolarCity. A copy of Tesla’s offer is provided below.

If completed, we believe that a combination of Tesla and SolarCity would provide significant benefits to our shareholders, customers and employees:

•	We would be the world’s only vertically integrated energy company offering end-to-end clean energy products to our customers. This would start with the car that you drive and the energy that you use to charge it, and would extend to how everything else in your home or business is powered. With your Model S, Model X, or Model 3, your solar panel system, and your Powerwall all in place, you would be able to deploy and consume energy in the most efficient and sustainable way possible, lowering your costs and minimizing your dependence on fossil fuels and the grid.

•	We would be able to expand our addressable market further than either company could do separately. Because of the shared ideals of the companies and our customers, those who are interested in buying Tesla vehicles or Powerwalls are naturally interested in going solar, and the reverse is true as well. When brought together by the high foot traffic that is drawn to Tesla’s stores, everyone should benefit.

•	We would be able to maximize and build on the core competencies of each company. Tesla’s experience in design, engineering, and manufacturing should help continue to advance solar panel technology, including by making solar panels add to the look of your home. Similarly, SolarCity’s wide network of sales and distribution channels and expertise in offering customer-friendly financing products would significantly benefit Tesla and its customers.

•	We would be able to provide the best possible installation service for all of our clean energy products. SolarCity is the best at installing solar panel systems, and that expertise translates seamlessly to the installation of Powerwalls and charging systems for Tesla vehicles.

•	Culturally, this is a great fit. Both companies are driven by a mission of sustainability, innovation, and overcoming any challenges that stand in the way of progress.

Today’s offer to acquire SolarCity is only the first step toward a successful combination of Tesla and SolarCity. We will provide a further update if and when an agreement is reached.

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June 20, 2016

Mr. Lyndon R. Rive

Chief Executive Officer

SolarCity Corporation

3055 Clearview Way

San Mateo, CA 94402

Dear Lyndon:

We are pleased to submit to you and the SolarCity board of directors a proposal to acquire all of the outstanding shares of common stock of SolarCity in exchange for Tesla common shares. Subject to completing due diligence, we propose an exchange ratio of 0.122x to 0.131x shares of Tesla common stock for each share of SolarCity common stock. This proposal represents a value of $26.50 to $28.50 per share, or a premium of approximately 21% to 30% over the closing price of SolarCity’s shares, based on today’s closing price of SolarCity’s shares and the 5-day volume weighted average price of Tesla shares. We believe that our proposal offers fair and compelling value for SolarCity and its stockholders, while also giving SolarCity’s stockholders the opportunity to receive Tesla common stock at a premium exchange ratio and the opportunity to participate in the success of the combined company through their ongoing ownership of Tesla stock.

The board of directors of Tesla is excited at the prospect of a potential combination of SolarCity’s business with Tesla. We believe that the possibilities for product, service and operational synergies would be substantial, and that a combination would allow our companies to build on our respective core competencies and remain at the forefront of delivering innovative approaches for sustainable transportation and energy. We believe that a combination would generate significant benefits for stockholders, customers and employees of both Tesla and SolarCity.

We are committed to a possible transaction that is fair to SolarCity’s and Tesla’s respective stockholders. To help ensure that, Tesla is prepared to make the consummation of a combination of our companies subject to the approval of a majority of disinterested stockholders of both SolarCity and Tesla voting on the transaction. In addition, as a result of their overlapping directorships, Elon Musk and Antonio Gracias have recused themselves from voting on this proposal at the Tesla board meeting at which it was approved, and will recuse themselves from voting on this proposal at the SolarCity board as well. We believe that any transaction should be the result of full and fair deliberation and negotiation by both of our boards and the fully-informed consideration of our respective stockholders.

Our proposal is subject to the satisfactory completion of due diligence, the negotiation of mutually agreeable definitive transaction documents, and final approval by the Tesla board. While a transaction would be further subject to customary and usual closing conditions, we believe that Tesla is well positioned to negotiate and complete the transaction in an expedited manner. We do not anticipate significant regulatory or other obstacles in consummating a mutually beneficial transaction promptly.

In light of Elon Musk’s SEC disclosure obligations in his individual capacity as a stockholder of SolarCity this proposal will be publicly disclosed, but Tesla’s intention is to proceed only on a friendly basis.

We look forward to discussing a potential transaction with you, and hope to expeditiously enter into a definitive agreement.

Sincerely,

The Board of Directors of Tesla Motors, Inc.

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FORWARD-LOOKING STATEMENTS; ADDITIONAL INFORMATION

Certain statements in this communication related to Tesla’s offer to acquire SolarCity, including the combined company’s future performance, results, and plans, are “forward-looking statements” that are subject to risks and uncertainties, are based on management’s current expectations, and as a result of the following risks and uncertainties, among others, actual results and events may differ materially: the consummation of the proposed transaction; the successful integration of Tesla and SolarCity and the ability to realize synergies and other benefits; the availability of funds to meet debt obligations and to fund operations and necessary capital expenditures; and the risks and uncertainties detailed by SolarCity in its filings with the SEC. More information on potential factors that could affect our financial results is included from time to time in our SEC filings and reports. Tesla disclaims any obligation to update information contained in these forward-looking statements.

This communication is not an offer nor a solicitation of an offer to purchase, sell or exchange securities or a solicitation of a proxy from any stockholder. Subject to future developments, additional documents regarding the proposed transaction may be filed with the SEC, which investors should read carefully if and when they become available because they contain important information. Investors may obtain a free copy of the documents filed by Tesla, when they are available, from the SEC’s website at www.sec.gov. Tesla, its directors and certain of its executive officers may be deemed to be participants in a solicitation of proxies for the proposed transaction. Information about the directors and executive officers of Tesla is set forth in its proxy statement for the 2016 annual meeting of stockholders, as filed with the SEC, and will be included in the relevant documents regarding the proposed transaction filed with the SEC.